Filed Pursuant to Rule 433

Registration Statement Number 333-158816

November 17, 2010

COMCAST CORPORATION

£625,000,000 5.500% NOTES DUE 2029

Final Term Sheet

Issuer:	Comcast Corporation (the “Company”)

Cable Guarantors:	Comcast Cable Communications, LLC Comcast Cable Holdings, LLC Comcast MO Group, Inc. Comcast MO of Delaware, LLC

Issue of Securities:	5.500% Notes due 2029

Denomination:	£50,000 and multiples of £1,000 in excess thereof

Aggregate Principal Amount:	£625,000,000

Maturity:	November 23, 2029

Interest Rate:	5.500% per annum (computed on the basis of the actual number of days in the period for which interest is being calculated and the actual number of days from and including the date from which interest begins to accrue for the period (or November 23, 2010 if no interest has been paid on the Notes), to but excluding the next scheduled interest payment date. If the scheduled interest payment date is not a business day, then interest will be paid on the first business day following the scheduled interest payment date. Interest periods are unadjusted. The day count convention is ACTUAL/ACTUAL (ICMA).

Interest Payment Dates:	November 23 commencing November 23, 2011

Pricing Benchmark:	UK Gilt 6.000% due 12/2028

UK Gilt Spot (Yield):	125-15 (4.026% )

Spread to Benchmark:	+140 bps

Yield to Maturity (s.a):	5.426%

Makewhole Redemption:	The Notes are redeemable at the option of the Company at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the Comparable Government Bond Rate plus 28 basis points, plus, in each case, accrued and unpaid interest thereon to the date of redemption.

Additional Issuances:	An unlimited amount of additional 5.500% Notes due 2029 may be issued. The 5.500% Notes due 2029 and any additional 5.500% Notes due 2029 that may be issued may be treated as a single series for all purposes under the Indenture.

CUSIP Number:	20030N BC4

ISIN:	XS0562326214

Public Offering Price:	100.00% plus accrued interest, if any, from November 23, 2010

Gross Spread:	0.65%

Net proceeds to Comcast, before expenses:	99.35% per £1,000 principal amount of Notes; £620,937,500 total

Use of Proceeds:	The Company intends to use the proceeds from this offering, after deducting fees and expenses, for working capital and general corporate purposes, which may include funding a portion of its payment to General Electric Company due upon closing of the NBC Universal transaction (as described in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010).

Indenture:	Indenture dated as of January 7, 2003 by and among the Company, the cable guarantors named therein and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture dated as of March 25, 2003 by and among the Company, the cable guarantors named therein and the Trustee, and as further supplemented by the Second Supplemental Indenture dated as of August 31, 2009 by and among the Company, the Cable Guarantors and the Trustee

Trustee:	The Bank of New York Mellon

Expected Ratings: [1]	Moody’s: Baa1; S&P: BBB+; Fitch: BBB+

Joint Book-Running Managers:	Barclays Bank PLC Deutsche Bank AG, London Branch Goldman Sachs International The Royal Bank of Scotland plc

Trade Date:	November 17, 2010

Settlement Date:	November 23, 2010 (T+4)

Currency of Payment	All payments of interest and principal, including any payments made upon any redemption of the Notes, will be made in Sterling, or, if the United Kingdom adopts euro as its lawful currency, in euro. If Sterling or, in the event the Notes are redenominated into euro, euro is unavailable to the Company due to the imposition of exchange controls or other circumstances beyond the Company’s control, then all payments in respect of the Notes will be made in U.S. dollars until Sterling or euro, as the case may be, is again available to the Company or so used.

Additional Amounts	The Company will, subject to certain exceptions and limitations, pay additional amounts on the Notes as are necessary in order that the net payment by the Company or a paying agent of the principal of and interest on the Notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, assessment or other governmental charge imposed by the United States or a taxing authority in the United States will not be less than the amount provided in the Notes to be then due and payable.

Redemption for Tax Reasons	The Company may offer to redeem all but not part of the Notes in the event of certain changes in the tax laws of the United States (or any taxing authority in the United States). This redemption would be at 100% of the principal amount, together with interest accrued but unpaid on the Notes to the date fixed for redemption.

Paying Agent	The Bank of New York Mellon, London Branch

Listing	The Company intends to apply to list the Notes on the New York Stock Exchange.

1         A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes will be made against payment therefor on or about November 23, 2010, which is the fourth business day following the date hereof (such settlement cycle being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC toll-free at 1-888-603-5847, Deutsche Bank AG, London Branch toll-free at 1-800-503-4611, Goldman Sachs International toll-free at 1-866-471-2526 or The Royal Bank of Scotland plc toll-free at 1-866-884-2071.